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[Transcript of ValueWalk Podcast from 6/28/2021:]

Raul Panganiban: Hello podcast listeners. Today is a very special episode with Wade Guenther, managing partner at Wilshire Phoenix. Before this Wade was a portfolio management consultant at Global X ETFs, and an ETF strategist for Advisors Asset Management. Prior to these Wade was Global ETF strategist, and portfolio manager at Horizon ETFs. Wade earned his Bachelor of Arts in political science, with a concentration in physics and applied mathematics from the University of Western Ontario. In today's episode, we discussed his approach to investing and why investors should consider gold. I want to welcome Wade to the show and I want to Welcome All listeners to a very special episode.

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Welcome to ValueTalk with Raul.

Raul Panganiban: Just wanted to welcome all our listeners to a very special episode. I have Wade Guenther partner at Wilshire Phoenix, and Wade, welcome to the show.

Wade Guenther: It's really great to be here. Thank you for having us.

Raul Panganiban: All right, yeah, we can just begin with your background and what led you to what you currently do today.

Wade Guenther: Sure, I'm from Toronto Canada and I began my career in ETFs back in 2009 doing some web development for the Bank of Montreal up there but I think my really my greatest experiences came from Horizons ETFs in Canada where I started as the ETF analyst and then became an assistant portfolio manager, supporting my mentor, Eden Rahim, who was the covered call portfolio manager at the time and he taught me everything I know about options trading, He's truly a brilliant mind and someone I still say connected with.

And from there, I became a portfolio manager and took over managing leveraged ETFs, and the covered calls suite with two other portfolio managers after, after Eden left to start his own shop.

And then after that, my wife's role moved us here to the US and I transferred to the Horizons U.S. office and you know, I mean everybody knows this America is the land of opportunity and the one to join Bill Herrmann, Will Cai and Alex Chang here at Wilshire Phoenix was just an opportunity I couldn't pass up. So I'm really grateful to people like Eden and Steve Hawkins, who's the CEO at Horizons for giving me these amazing opportunities to learn and succeed in grow in these roles and I've been fortunate to work with so many amazing people that helped me helped me get to where I am today. I've understood for a long time that no one can do it alone and building relationships is really important. So it takes people who believe in you, and you have to believe in yourself and put the work in.

Raul Panganiban: That's awesome. Can you tell me about your firm Wilshire Phoenix. And your overall objective.

Wade Guenther: Sure, Wilshire Phoenix was born in 2018 with an ambition that everybody deserves equal access to financial services, that empowers them to build better lives for themselves and their families, and we value equality, and inclusion by bringing these often reserved institutional investment strategies to all investors, regardless of how much money they have to invest. So we achieve these goals through innovation that creates simple investment solutions that can really enhance the financial well-being of our investors. That's much different than most of other ETF sponsors. So in a practical application, this is how the multi, award-nominated Wilshire Gold Index was born. It adapts the exposure to physical gold based on the volatility of gold and the volatility of the S&P 500 Index.

So, just to kind of expand on that a little bit further, the Wilshire Gold Index will likely be fully invested in physical gold if gold volatility is low, but the Index would likely reduce gold exposure when gold volatility increases. And then at that point, the index will look at the S&P 500 volatility and then increase, some of that just reduced, gold exposure back up. If S&P, 500 volatility increases above a certain threshold.

And the index really does this because many investors tend to rotate to gold during periods of high, equity market volatility. And then the algorithms that are built into the index essentially do this adaptive exposure for the investors without any use of leverage or complex derivatives. And we really think this is an interesting and innovative way to add value to investors particularly in a commodity space that really has been lacking any real innovation that we are aware of.

Raul Panganiban: I'm just curious as to how that idea of adaptive exposure came about.

Wade Guenther: This is this is a credit to the other partners. They built this starting back in 2018, well before I got here so I guess Will and Alex can kind of give you some better color on it, but I think the premise is going to be around when people tend to invest in gold and the often non correlation with equity markets, that kind of spurs on the rotation concept that that gold often experiences during more turbulent equity markets.

 Raul: Then you also mentioned that there's not much innovation in Commodities. So can adaptive exposure be applied to other things as well?

Wade Guenther: Definitely and our pipeline is quite robust right now with different ways to apply this adaptive exposure to other commodities, other asset classes of all kinds. So we are really excited about the pipeline that we're going to bring to investors hopefully in the near future just because we believe this innovation is, it's truly, something unique truly something special and will add a lot of value to it to investors and we’re excited too.

Raul Panganiban: And then what is the investment case for gold and why should investors consider it?

Wade Guenther: Yeah, we think there's a great case for gold and I mean I think the inflation story has been so big right now. The greater than anticipated near term inflation. I think it was five percent in May somewhere around four and a half percent in April two and a half percent in March we're talking big, big moves that haven't really been seen since 2008 and albeit coming off of a low base in 2020. Still really, really big numbers. So we kind of expect this trend to continue because of like wage and supply shortages in multiple industries like the whole supply chain has really ratcheted prices up to next levels. And I think a few days ago the producer price index was up somewhere around six and a half percent, this is the highest on record, right? Producers will likely have to recover their production costs in the form of higher selling prices and now we're just talking the producers, the retailers have to earn a profit margin above their acquisition costs. So we believe this is a really good case for higher gold prices. Not just as a real asset, but also as an input variable into products in the near term. I think the second thing that is a good investment case for gold has been the general US dollar weakness. So I think what is it that US dollar has been down relative to the euro somewhere around ten, eleven percent over the last year just as an example of a cross currency and when the US Dollars lower, gold becomes relatively less expensive for people to purchase it in those other currencies. So we typically see a demand for gold and other physical assets surge during these times. And there's a lot of things to consider when we're talking about US Dollar weakness, the federal stimulus that's going on, the relatively easy monetary policy, the balance of trade. We're talking big deficits, right now with imports, being significantly greater than exports. And another thing that really hasn't been talked about that much is higher expected, corporate taxes under the Biden administration because if corporations are expecting these higher taxes they just could possibly migrate their head offices to other countries with a lower tax regime which could reduce GDP causing investors to potentially sell US domestic assets were foreign investments with like a higher growth potential. So like all of these things we believe have caused or could be causing some US dollar weakness. And you know, we believe that these are a lot of reasons to suggest higher gold prices. Now, the second part of your question, in terms of portfolio fit, and I think, we already talked about a little bit- gold, can be really a great equity portfolio diversification tool, right? Gold has generally been non-correlated with broad, equities for very long periods of time. And then adding some allocation to gold and perhaps other physical assets in a portfolio, really makes sense because of that diversification aspect.

Raul Panganiban: And then should investors especially for equity investors should they only look for investments that generate cash flow?

Wade Guenther: It’s an interesting question that we had talked about before the podcast started that you have a lot of value investors listen to the podcast and it makes it really difficult to that end to answer because we believe every investor situation is unique because of individual short, medium, long term financial goals, objectives risks, and all that stuff.

So some investors need one income for say asset liability management or to reinvest for continuously compounded growth, equity bond, I don't know preferred shares, real estate will all have their benefits and drawbacks and different tax consequences. I feel like it's difficult to answer this without knowing each individual investors situation. I have my own personal preferences and what I like to do and certain funds that I invest in for income but that may not be for everybody.

Raul Panganiban: Yeah, all right, what gives gold an edge in today's environment?

Wade Guenther: Well, I mean the FOMC meeting yesterday, kind of put a little bit more volatility back in the market yesterday and a little bit today as well, but I think what gives gold the edge in today's environment is that it's generally had a safe haven status, right? I think we already touched on this briefly, is that investors have often rotated to the things like the US dollar and gold as a flight to quality. When equity market volatility increases again, this is non correlation helps the diversification benefits. The second thing again, we briefly talked about it was the inflation protection again, a general sense, the prices of real assets have generally increased during periods of higher inflation and gold has often appreciated during these these times as well. Another hedge you think is liquidity. Nobody really talks about gold as being liquid, but I mean gold has been held by retail, institutional, central bank investors globally for a very long time. It's one of the most liquid physical assets in the world. I just recently read a article from the World Gold Council that dollar traded gold liquidity somewhere in between US T-bills and the S&P 500. So we're talking very liquid and particularly for a physical commodity if that is that it's just very liquid and is easy for investors to buy and sell and likely receive their value. And then also the long-term track record, gold has been around for five thousand years. It has often built a case for safety inflation, protection and diversification and has become a mainstay in many portfolios. And where we think track record has a lot to do with this and we have been able to see how gold behaves in a portfolio context over many types of investments like gold, economic cycles, inflationary period. So again, I think all of these things kind of give a gold an edge in today's environment.

Raul Panganiban: How can gold be used as a hedge to inflation and then uncertainty post covid as well, right?

Wade Guenther: I mean, so just stepping back, let's look at the general concept of inflation. So when the price of the basket of goods measured by the Consumer Price Index increases. We think that the level of all real assets should increase by some amount. And gold being a physical asset is often appreciated with the CPI index or when inflation increases. So the next part of that is inflation erodes the purchasing power of the dollar, right? So today's dollars are essentially worthless in the future when inflation causes goods to become more expensive. So, using physical assets, such as gold, have often tended to appreciate in the inflationary environments and that can help investors protect or hedge against the eroding dollar when they sell that physical asset in the future to pay for that now more expensive basket of goods. So uncertainty Post Covid and we've talked about this with advisors recently and we feel like the discussion in 2020 was all about the recovery with vaccine development and we believe 2021 has been all about the magnitude of recovery Post Covid. Now that the real-world effectiveness of the vaccines have really start been starting to materialize. And equity markets generally being forward-looking seem to realize life after covid. As seeing how these higher inflation numbers will impact the recovery expectations that a lot of investors have for the second half of the year and beyond and yesterday's FOMC meeting kind of put a little bit of spin on that. Like it likely changed a lot of investors’ perceptions because higher inflation, and then obviously, the higher interest rate, or earlier than expected, increase in interest rates again, affecting the possible recovery or the magnitude of the recovery post covid. So there's just all these things that kind of are in play here and will likely add to some of the sp500 volatility, like we saw yesterday and is also has been a good case for gold, again, with that whole rotation to goal as a flight to safety. And we've seen this in gold being down for, I want to say the better part of four months of 2021 and then increasing above 1800 dollars somewhere in early May. And then, it was testing 1900. And I mean, I think it's down a little bit yesterday and today, but it is generally has been performing fairly well over the last couple of months.

Raul Panganiban: Definitely. And then just want to know your thoughts on Bitcoin and when people say that's the new gold or safe haven as well.

Wade Guenther: So we love crypto, we love cryptocurrency. You know, we have filed a Bitcoin S1 like some other ETF sponsors out there. So, we view Bitcoin as more of a compliment to gold more than as a direct competitor, right? There's a lot of people saying that Bitcoin is the direct competitor. But again, we see it as a compliment because like let's look at your cell phone. For example, a lot of people have the iPhone and a lot of people have this Samsung Galaxy and those phones are extremely similar, but there might be some small differences on how they actually achieve these functions. Right? Because they have the same apps, but yet let's say the camera, you know, takes the photos, a little bit differently, but to the end consumer, as long as the photos come out reasonably good, I guess that's all they really care about. But we feel like between gold and Bitcoin, that there is enough significant differences that make them not necessarily direct competitors, but more is compliments, right? Because Bitcoin is often seen as a as a currency as El Salvador's uses it as a payment method for them as a country. Where is gold has is a commodity. There's the storeability of the two assets whereas Bitcoin is digital and and gold is its physical. The custody component which is interesting with the risks that if you were to steal Bitcoin, it can happen in a couple of mouse clicks versus gold if you want to steal a hundred million dollars of gold, you're going to be looking like Vin Diesel and Paul Walker in Fast Five with a safe and a couple of Dodge Chargers going down the street or blowing a hole through the streets of LA like in The Italian Job. Like it's just not as easy to steal gold as it as it is Bitcoin. There's just there's this, the track record is another, another big difference that is between Bitcoin and gold. We just talked about gold has been around for five thousand years and Bitcoin has been around for somewhere around 12 years. It just hasn't experienced a lot of the economic inflationary market cycles. That gold has to really understand how it will behave in certain environments, and there's no fault of bitcoin for any of that, it's just doesn't have the time and it's just a matter of fact. So we just feel like there's enough differences to say. I don't know if Bitcoin is the new gold, Bitcoin is another crypto is just a new asset class that deserves consideration in an investment portfolio, similar to gold. So that's kind of our take on that.

Raul Panganiban: and then what are the industrial uses for gold and are they experiencing an uptick.

Wade Guenther: Yeah, this is a great question. Gold nanoparticles says, I've often been used in a variety of consumer electronics and healthcare applications. Mainly because gold is a very good energy conductor with minimal resistance and, and quite a long decay factor so copper and, aluminum are also good energy conductors, but they really tend to oxidize easily which reduces their conductivity and an effectiveness as an input to products, right? Especially with use in expensive of consumer electronics. It'd be really destructive to a brand like Apple, if they, if the phone stopped working six or eight months after because they couldn't charge or hold power. So there are a lot of things that go into your thousand dollar cell phone. So in this is why we believe that gold has been used more frequently in things like computers, tablets, cell phones and other various high-end tech products and when you're asking, if they're experiencing an uptick, we believe that technology will continue to enhance our lives and gold will be a very important input into many of these products that we use everyday.

Raul Panganiban: Now, it's interesting. And do you see other innovations in regard to industrial uses for gold?

Wade Guenther: I mean, the consumer electronic part, you feel like it's just getting started, right? Like there's just so many applications, there's so many new ideas and we just feel like gold can really play a big part in that because of the benefits that we that just talked about. But I'm thinking about other industrial applications say infrastructure. I'm not sure if that's really a solution for gold because you know, things like piping and steel just have are just are stronger and they will just be a better solution for say like bridges and tunnels and other building type infrastructure that we could really see gold kind of sticking to the expanse of consumer, electronics, and healthcare applications that are currently in.

Raul Panganiban: And in regards to ESG Trends. What role does ESG play in regard to Gold?

Wade Guenther: This is a huge topic has been coming up in a lot of our discussions with advisors and the premise, is that gold production costs include things like labor, electricity, fuel and other various regions that are all input variables, that determine the cost to mine an ounce of gold, right? So ESG has a potential to increase these costs. When we factor in things like Global Wage Fairness, sustainable gold extraction methods, ecosystem restoration once the mine is finished with, there could also be legal and regulatory efforts required to work out. These details with local governments and again, all being to potentially increase the cost to mine gold. So these factors could be additional barriers to entry for many gold producers, right? And existing gold producers may cease operations because they can't really absorb or float. The additional costs associated with these potential new ESG initiatives. So the big gold producers may simply withhold bringing their gold reserves to the market until a minimum profitability threshold is met above their now, heightened mining costs, right? So all of this could lead to say supply disruptions potentially pushing gold prices higher. And then the volatility could also materialize as supplier consolidation occurs with the smaller producers when they are faced with a decision that they have to either, I don't know, sell their business or discontinue the operation. So again with the adaptive exposure in the real story, golden decks meet, think this is an optimal solution for ESG environment because we believe these ESG scenarios could really play out in the price and volatility of gold. Which again the index can adaptive it's gold exposure to around.

Raul Panganiban: And yes, it does. The ESG- is that mainly just affect the the gold companies rather than gold itself.

Wade Guenther: Well, if it affects the gold companies than we believe that could trickle down into the gold price itself, right? Because if gold becomes more expensive to produce gold company is not likely to just sell it for less than what it cost them to mine it, or at least they won't do it for an indefinite amount of time. That's just bad business. So they'll either hold it back and wait for the price to go up. So they reduce supply then likely the price will go up because there's less supply of out there all else being equal, right? So we feel like they're so intertwined that it's really hard to talk about the price of gold without talking about being gold producers and the cost to mine it.

Raul Panganiban: And I guess how much or how real is the price increase due to ESG standards? Or is there a way to to match it up.

Wade Guenther: It's really hard to tell. We feel like this conversation is really just starting to get off the ground. So it's been difficult to understand it and I think it just requires maybe a little bit more research into the exact production costs and understanding where they're all coming from. And again, looking at what we just talked about a little while ago, is the price index and what is really contributing to that at unprecedented increase and if that is trickled into gold production costs as well, until we really understand that and see this discussion take off a little bit. It's just really difficult to know exactly where ESG has been materializing in gold prices at this point.

Raul Panganiban: What are the best ways to get gold exposure?

Wade Gunether: Well, first, there's a lot of ways. There's gold backed crypto, physical coin, futures, physical gold bars, alot of things. We prefer the ETF delivery format just because ETFs are low-cost, liquid, tax-efficient all these other things that can really work well for investors in a portfolio context, right? It's different than just buying some gold coins and putting them in somewhere in your house. So we're talking about an investment solution you really like that that ETF format. So and again in terms of the ETF format WGLD is our ETF that is a great way to invest in that Wilshire Gold Index that we talked about and some of the benefits of the Adaptive Gold Exposure helps really remove some of the irrational behavioral decisions that can often occur when investing. And it also reduces the taxable capital events that investors may trigger when selling ETF shares when they're adjusting the portfolio because the portfolio adapts exposure itself. You don't actually have to sell your ETF shares to reduce your gold exposure. Or buy more shares to increase your gold exposure because it increases up to a hundred percent. So again, this is why we like ETFs and this is why we believe that our innovative solution is really, really the best way to best way to invest in gold.

Raul Panganiban: I know you mentioned diversification in the investors portfolio. But is there a timing aspect or should you just have a certain allocation to gold?

Wade Guenther: Right? I mean consistent timing, the market really in any attempt to outperform has been really hard to do. Retail investors really don't have much of an advantage compared to say institutional investors or high frequency traders who have access to tools and resources at the retail people just don't. Like a Bloomberg terminal makes a huge difference when it comes to access of information. And we believe allocating a certain portion of the portfolio. Say, I don't know 1 to 5 percent to Gold can really help diversify broad equity exposure, rather significantly. Gold like we've already discussed has generally been uncorrelated with broad US equities over long periods. And the diversification benefits have really been their highest or have often been that are highest when there are periods of high equity market volatility. So timing. It's just not something that we have found to be successful over the long period. So we believe having a consistent allocation as which is more appropriate.

Raul Panganiban: I just want to know what do you see as the future of investing and like way you mentioned the beginning, the conversation, the innovation that your firm does. So just want to get your take on future Innovations in the ETF industry.

Wade Guenther: Okay, so I mean it's difficult to answer the question. I know that we're innovative in the commodity space and we are going to bring some new innovation and adapt this innovation of approach to the equity space at some point. But in terms of the entire ETF industry, we feel like it's just it's sponsors who can find their white space there that the niche in the market that has not been met already like, for example, iShares is the great indexing ETF sponsor. They're really, there's really no comparison there. They're doing a really fantastic job, WisdomTree has a great income suite. So like these, these ETFs sponsors have really, they have carved out of their white space. So it's really the innovation. It's going to be coming in places that that haven't been addressed by existing sponsors already. So we believe our adaptive exposure has been a huge innovation to the industry and that's where we're going to focus on. So that's really, that's kind of the future and what the future that sponsors should be focusing on.

Raul Panganiban: And just wanted to switch over some personal questions here. What are your favorite books?

Wade Guenther: Okay, I don't really have any favorite books. I think what I've been reading lately and it's more of a recency bias and I found them like really interesting is Range by David Epstein and this is really has to do with being a generalist in the world. And that they have a better opportunity to succeed. And what it does is what it really talks about it which is fascinating is that generalists have experiences in so many different walks of life versus somebody who is a specialist in one area that they can offer solutions to a current problem based on these other external experiences that aren't even relevant to the current situation, but then they can apply them and come up with really intelligent solutions and he uses examples in the book, like a chess player and these chess masters, who just, they master the board and they really understand it and they do all these moves. And everybody is like, wow, but when you put pieces chess pieces on the board in a random, non-strategic fashion than these chess masters have often had a difficult time understanding what's going on because they haven't actually seen the board placed in this manner before. So it's, it's just really interesting on, on his take on just the generalist and how to apply solutions. I also read Becoming, Michelle Obama's book. That was fascinating just her life and growing up in Chicago and raising a couple of kids while Barack Obama's political career was taking off. It was just a fantastic ride and it was just really, really enjoyable similar with Bad blood that John Carreyro book, that was amazing. Just a page Turner. I mean, anybody can read that in probably two or three days because it was just fast moving, super fun. And just a massively interesting topic. Write it like this, you just don't typically see firms rise and implode so quickly as sterilized it. So, yeah, there was a really great books. Again, recency bias is, I've read these most most recently versus my favorite

Raul Panganiban: and what are your hobbies?

Wade Guenther: Yeah, I mean, now that I have a one-year-old son, I mean, I don't really get to do my hobbies so much anymore, but I would have to say a CrossFit and I am trying to keep it up because I need to be able to chase my kid around the yard when he's a little bit older. So is it overkill? Yeah probably but I mean it would be really fun to be part of a thousand pound club one day which is lifting a thousand pounds between your bench, press back, squat and deadlift. And I'm not I'm definitely not there but you know, that'd be kind of fun little badge to have on the CrossFit wall.

Raul Panganiban: for the thousand-pound club. What would you estimate as or how would you get there? What? It'd be like a 400-pound dead squat and 250 pound bench.

Wade Guenther: Yeah. So I might bench press is really, really low and I feel like that's the part that's hurting. So I think a good way to do it is if you can get to a 300-pound back squat, you can do like a 400-plus deadlift and then like a 250 to 300 pound bench press. I think that'll get you there. And that's where the bench press for me. It's just not, it's not there, so I'm in the 900s but it's not the thousand. So I haven't crossed that Line in the Sand.

Raul Panganiban: one day.

Wade Guenther: Yeah, one day, it is definitely a life goal for me and I need to, I need to keep at it.

Raul Panganiban: And what's your favorite one?

Wade Guenther: Oh, I really I like the chief, the chief is a good one and it's just, it's a bunch of rounds of nine. What is it? I haven't done it in so long. A bunch of rounds of air squats, power cleans, and push-ups or something like that. It's just been a long time since I've done it. I make, I'm going to probably do it this week now that we're talking about it and it's just, you have to do so many rounds within a certain amount of time and then you get to rest and then you do all those rounds five times over. So it's a lot of work, it's a burn but you get to lift a hundred, you do the hundred and thirty-five pounds cleans and then the rest of the stuff. So you're always moving and you're always moving from one exercise to the other end and that's what I really like about it and then you get a little bit of rest and then you go right back after. So and it's also very long which I like the longer the longer workouts are just more fun that the chipper workouts, there's a little bit more fun from.

Raul Panganiban: What's the most challenging one for you?

Wade Guenther: Oh, definitely anything to do with thrusters and the King Kong workouts are crazy. So like there's one in particular that I did and I couldn't even come close to finishing it and it was like, and I would have this call but you every minute on the minute you had to do, I wanted to say five burpees to start the minute and then you had to do thrusters for the rest of the minute with a hundred and thirty-five pounds and your workout was done, once you got through a hundred thrusters, but every minute you had to start with a five burpees and I got through maybe 30 thrusters and I was like, I cannot do this because I'm only a hundred eighty-five pounds. So me thrustering you know, 135 a hundred times is I'm just not in shape for that. There's other guys they can and they can handle it, but that wasn't for me.

Raul Panganiban: But yeah. Just want to know you're closing thoughts

Wade Guenther: Oh yeah, our closing thoughts reallyjust, we really believe in Gold. We believe in crypto. Me personally, I believe in how Mark Cuban approaches crypto and I think he says, he has a 70 percent allocation between Bitcoin and the Ethereum, and then the other percent across the other types of crypto assets that he liked. So, just diversify across your crypto exposure. I personally believe is a good idea. So yeah. And again like we talked about the Bitcoin and gold are not really direct competitors, but we believe that they're really great compliments to one another and we definitely see a place for both of them in an investor's portfolio. It just going to take a little bit time for Bitcoin and other cryptocurrencies be adopted on a retail level and added to portfolios. But we believe it will happen. And we're looking forward to the time when it happens and it's more accepted.

Raul Panganiban: Definitely Yeah, Wade, just wanted to thank you for taking time for the podcast, and thank you for sharing your wisdom,

Wade Gunether: Appreciate it. Really excited to be here. Thank you so much for the opportunity.

Raul Panganiban: Hello ValueTalk listeners. I want to thank you for your time. If you have any guests recommendations questions, comments and feedback. Please email me at RPanganiban at value walked dot cam. I would love to hear back from you and appreciate your support. Thank you again.